Sale of Shares in POSCO ENGINEERING & CONSTRUCTION CO.,LTD

Expected closing of the transaction under the share purchase agreement dated June 15, 2015 by and among POSCO, POSCO ENGINEERING & CONSTRUCTION CO., LTD. and Public Investment Fund of the Ministry of Finance in Saudi Arabia is postponed to a later date due to certain administrative delay in PIF’s internal procedure.